Exhibit 4.02

SCHEDULE TO LOAN AND SECURITY AGREEMENT
DATED: as of October 27, 2009

This Schedule is part of the Agreement between:

CRESTMARK BANK (“CRESTMARK”)
5480 CORPORAT DRIVE
SUITE 350
TROY, MICHIGAN 48098

AND

GENERAL EMPLOYMENT ENTERPRISES, INC. (“GEE”)
TRIAD PERSONNEL SERVICES, INC. (“TPS”) (collectively “BORROWER”)
One Tower Lane
Oakbrook Terrace, IL 60181

The following paragraph numbers correspond to paragraph numbers contained in the Agreement.

3.	LOAN. The Indebtedness will not exceed an amount which is the lesser of:

I.	As to TPS:

(a)	Two Million Four Hundred Fifty Thousand Dollars ($2,450,000.00) (“TPS Maximum Amount”),

or

(b)	up to eighty-five percent (85%) of Eligible Accounts
(the “TPS Advance Formula”).

II.	As to GEE:

(a)	The lesser of (i) One Million Fifty Thousand Dollars ($1,050,000.00) or (ii) thirty percent (30%) of the amount outstanding to TPS under the TPS Advance Formula (“GEE Maximum Amount”), or

(b)	up to eighty-five percent (85%) of Eligible Accounts
(the “GEE Advance Formula”).

The aggregate of the TPS Maximum Amount and the GEE Maximum Amount may sometimes be collectively referred to as the “Maximum Amount” or the “Maximum Facility.”

Crestmark shall not allow any advances against (A) Accounts not previously approved by Crestmark where the expected dollar value for such Account Debtor is greater than ten (10%) percent of Borrower's existing Accounts, subject to review and change by Crestmark from time to time; provided, however, as to SunGard Higher Education, Inc., only, the lesser of (i) twenty-five (25%) percent of Borrower's existing Accounts, or (ii) $300,000.00, subject to review and change by Crestmark from time to time thereafter; and provided, however, as to Uranium Disposition Services, LLC, only, the lesser of (i) fifteen (15%) percent of Borrower's existing Accounts, or (ii) $150,000.00, subject to review and change by Crestmark from time to time thereafter; or (B) all of the Accounts owed by an Account Debtor where 25% or more of all of the Accounts owed by that Account Debtor are unpaid more than (a) as to GEE, 30 days from the invoice date; and (b) as to TPS, 90 days from the invoice date.

Crestmark may in its sole discretion raise or lower the advance rate with respect to the Advance Formula. In addition, Crestmark may establish cash reserves and credit balances to protect its interests as set forth in the Agreement, including, without limitation, a Dilution Reserve. “Dilution Reserve” means the Dilution Percentage less the Base Dilution. The Dilution Percentage is defined as: (i) uncollectable sales (as determined by Crestmark in its sole discretion, exercised in a commercially reasonable manner, and including all sales subject to a customer dispute) excluding Accounts that remain unpaid but are collectable, divided by (ii) total sales and (iii) stated as a percentage, as determined by Crestmark. Base Dilution means: (a) as to GEE, one percent (1%); and (b) at to TPS five percent (5%). Crestmark shall reduce the advance rate for Eligible Accounts by one percent (1%) for each percentage point that Base Dilution exceeds: (a) as to GEE, 1%; (b) as to TPS, 5%.

Eligible Accounts are accounts that arise in the ordinary course of business, are represented by an invoice, are presently due, are free from any dispute, are not from any parent, subsidiary or affiliate of Borrower, and are acceptable to Crestmark in its sole discretion. Excluded from Eligible Accounts are accounts that: (i) are more than (a) 30 days from employee start date as to GEE; and (b) 90 days from invoice date as to TPS; (ii) are from an Account Debtor that is located outside the United States; (iii) are from an Account Debtor on a bill and hold, guaranteed sale, C.O.D. sale, return sale of any kind, sale on approval, consignment or other conditional sale; (iv) are for tooling; or (v) are contra accounts or are from an Account Debtor who is owed money by Borrower; or are deemed unacceptable by Crestmark in its sole discretion.

7.	Fees. The following fees will be charged to the Borrower:

Late Reporting Fee: Borrower will pay Crestmark a fee (the “Late Reporting Fee”) in an amount equal to One Hundred Fifty ($150.00) Dollars per document per business day for any day in which any report, financial statement or schedule required by the Agreement is delivered late.

Loan Fee: Borrower will pay at closing and on each annual anniversary of the date of the Agreement, Crestmark a non-refundable loan fee in the amount of one percent (1%) of the Maximum Amount, which will be fully due on each such date, but, as a courtesy to Borrower, may be paid in twelve (12) equal consecutive monthly payments commencing on date of execution of this Agreement and continuing on the first day of each month thereafter.

Maintenance Fee. Each month Borrower will pay Crestmark a monthly maintenance fee (the "Maintenance Fee") of Three Thousand Five Hundred and 00/100 Dollars ($3,500.00) commencing on the first (1st) day of November, 2009 and continuing on the first (1st) day of each month thereafter until Borrower has no Indebtedness outstanding and this Agreement is terminated.

Lockbox Fee. Each month the Borrower will pay all costs in connection with the Lockbox and the Lockbox Account, as determined by Crestmark from time to time.

8.             MINIMUM LOAN BALANCE. At all times the minimum Loan balance that Borrower must maintain is $0.00.

12.	LOCKBOX. The Lockbox Bank is:
Drawer #
PO Box 5935
Troy, MI 48007-5935

13.	REPRESENTATIONS.

(A)	Both GEE and TPG are corporation organized in the State of Illinois.

(F)           List Security Interests in the Collateral held by creditors other than Crestmark as Permitted Encumbrances:
_____________________________________

_____________________________________

_____________________________________

NOTE: As to the interests listed above, the listing thereof in this Loan and Security Agreement shall not, in any manner whatsoever, be deemed to be an acknowledgement by Crestmark as to the perfection, priority, validity or enforceability thereof.

14. (E)  Financial Covenants: Borrower, on a consolidated basis, will maintain the following Financial Covenants, which will be tested on a monthly basis.

A.	Working Capital Ratio at all times of at least 1.1:1.0

B.	Tangible Net Worth Ratio at all times of not greater than 3.0:1.0.

“Working Capital Ratio” means current assets divided by current liabilities.

“Tangible Net Worth Ratio” means the aggregate of all obligations outstanding under this Agreement divided by Tangible Net Worth.

“Tangible Net Worth" means, as of the date of determination, total assets less total liabilities less the sum of (i) the aggregate amount of non-trade Accounts Receivable, including Accounts Receivable from affiliated or related Persons; (ii) prepaid expenses; (iii) deposits; (iv) net leasehold improvements; (v) goodwill; and (vi) any other asset which would be treated as an intangible asset under GAAP.

Availability as calculated above must exceed accrued payroll and accrued and withheld payroll taxes at the time of Closing.

In addition, at no time shall Borrower: (i) make any loans, advances, intercompany transfers or cash flow between the Borrower and any subsidiary, related entity or affiliate of the Borrower or with any company that has common shareholders, officers or directors with the Borrower; (ii) make any distribution or declare or pay any dividends (in cash or in stock) on, or purchase, acquire, redeem or retire any of its common stock, membership or partnership interests, of any class, whether now or hereafter outstanding; (iii) enter into an agreement for the acquisition of the stock or assets of another company, or any merger or business combination without the prior written consent of Crestmark; or (iv) pay total compensation to officers of Borrower (or any of their relatives), including salaries, withdrawals, fees, bonuses, commissions, drawing accounts and other payments, whether directly or indirectly, in money or otherwise, during the each fiscal year of Borrower during the term of this Agreement in an aggregate amount for all such officers in excess of one hundred and fifty percent (150%) of the total compensation paid in the prior fiscal year.

All of the financial covenants in this Agreement shall be determined in accordance with GAAP, unless otherwise provided. "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances as of the date of determination and applied on a consistent basis.

16.	FINANCIAL REPORTS.

Management Prepared Financial Statements: Borrower will deliver to Crestmark management prepared financial statements, balance sheets, and profit and loss statements for the month then ended, certified to by the president or chief financial officer of Borrower. Such reports will set forth the financial affairs and true condition of Borrower for such time period and will be delivered to Crestmark no later than thirty (30) days after the end of each month.

All financial statements are and will be prepared in accordance with GAAP applied on a consistent basis, and on a consolidated and consolidating basis.

Annual Financial Statements: Each year Borrower will deliver to Crestmark annual audited financial statements, cash flow statements, balance sheets, and profit and loss statements prepared by a certified public accountant acceptable to Crestmark, all without exceptions. Such reports will set forth in detail Borrower's true condition as of the end of Borrower's fiscal year no later than ninety (90) days after the end of Borrower's fiscal years.

Accounts Receivable, Accounts Payable Aging and Inventory Reports: Borrower will furnish to Crestmark the following certified to by the president or chief financial officer of Borrower within the time periods set forth:

(a)	Accounts Receivable Reports: Monthly detailed Accounts Receivable Aging Reports no later than fifteen (15) days after the end of each month;

(b)	Accounts Payable Reports: Monthly detailed Accounts Payable Aging Reports no later than fifteen (15) days after the end of each month; and

(c)	Payroll Reports: Monthly payroll and tax payment reports no later than fifteen (15) days after the end of each month.

(d)	Borrowing Base Certificate: Weekly borrowing base certificates together with all such documentation as required by Crestmark.

(e)
Weekly Reports: Weekly detailed invoice reporting including invoices and proof of service, and including detailed credit memo report including copies of all credit memos and detailing of cash receipts, as well as detailed accounts receivable agings.

Guarantor's Financial Statements: Guarantor will provide Crestmark with annual statement of net worth on forms supplied by Crestmark. Such reports will set forth with detail Guarantor's financial affairs and the true financial condition of Guarantor, as of the end of each calendar year and shall be delivered to Crestmark on the earlier of April 30th or 120 days after the end of each calendar year.

Tax Returns: Guarantor and Borrower will each provide Crestmark with current annual tax returns prior to April 15 of each year or if an extension is filed, at the earlier of (a) filing, or (b) the extension deadline.

Field Examinations: Borrower shall reimburse Crestmark for the costs to perform field examinations of Borrower's assets and liabilities, to be performed by Crestmark's inspector, whether a Crestmark officer or an independent party with all expenses (whether for a Crestmark employee or otherwise, at the rate of $850.00 per person per day for each day of the field examination including preparation of the field examination report, together with all out of pocket expenses including, but not limited to, transportation, hotel, parking, and meals) paid by Borrower.

Tax Deposit Evidence: Submit weekly payroll summaries and copies of monthly bank statements from which the funds are impounded and such other evidence of payment, including, without limitation, EFTPS receipts.

Customer Lists: Upon Crestmark’s request, Borrower will deliver to Crestmark detailed customer lists showing the customer's name, address, phone number and any other information Crestmark requests.

Projections: Borrower shall deliver to Crestmark, within sixty (60) days prior to each year-end, an annual financial projection for the following year, broken down monthly.

Other Information: Borrower and Guarantor will also deliver to Crestmark such other financial statements, financial reports, documentation, tax returns and other information as Crestmark requests from time to time.

II.	Modifications

The following provisions of the Loan and Security Agreement are amended as follows:

a.   The following language is added to the end of Section 3.F. of the Agreement:

“In the event that Advances are made in excess of Availability and the Borrower does not repay such overage immediately, Crestmark, in addition to its other rights herein, may charge a fee of 0.0493% per day on the amount of such overage.”

b.    Section 4., subsections A., B. and C are deleted in their entirety and the following are substituted in their place:

“A.          Before Crestmark makes any Advance to the Borrower, the Borrower must give Crestmark security for repayment of the Indebtedness. This security is known as a “Security Interest”. Borrower, by signing this Agreement, grants to Crestmark a Security Interest in all of its assets, now existing and hereafter arising, wherever located, including, without limitation, all accounts, goods, inventory, equipment, chattel paper, instruments, investment property, specifically identified commercial tort claims, documents, deposit accounts, letter of credit rights, general intangibles and supporting obligations for any of the foregoing (the “Collateral”), to secure repayment of the Indebtedness. The Collateral also includes all monies on deposit with Crestmark, or on deposit in the Lockbox Account which is described later. If any of the foregoing is at any time disposed of or sold, Crestmark also has a Security Interest in all of the proceeds of any of the foregoing.

B.            Crestmark has the right to perfect its Security Interest by filing what is known as a financing statement or by taking possession of certain Collateral. In connection with the Security Interest, Borrower gives Crestmark all of the rights of a secured creditor under the Uniform Commercial Code (the “UCC”). All expenses of Crestmark relating to the Security Interest are part of the Indebtedness. In addition, the Borrower grants Crestmark the authority to file all appropriate documentation in order for Crestmark to perfect its security interest in the Collateral, including, without limitation, a UCC-1 financing statements that lists the collateral as “All assets of the Debtor, now existing and hereafter arising, wherever located,” or similar terms.

C.           In connection with the Security Interest, Borrower must notify all persons who owe it on account (“Account Debtor”) of the Crestmark Security Interest on a form approved by Crestmark and all Account Debtors must be instructed to make all payments on the account, whether by credit cards, check or electronic transfer, to the Lockbox Bank, or as instructed by Crestmark in its sole discretion.”

c. Section 5. subsections A. and B. are deleted in their entirety and the following are substituted in their place:

“A.          Advances with respect to the Loan are always discretionary with Crestmark. In connection with any request for an Advance, if the request is based upon specific Eligible Accounts, the Borrower must also furnish to Crestmark at the same time invoices, credit memos, purchase orders, evidence of delivery, proof of shipment, timesheets, a cash receipts journal or summary thereof, and any other documents Crestmark requests, in its sole discretion, with respect to the accounts that Borrower is tendering to Crestmark to support the Advance (“Account Documents”). At the request of Crestmark Borrower will provide a Borrowing Certificate in form approved by Crestmark before the Advance is made. Crestmark will endeavor to provide the requested funds by the end of the business day on the date that it receives the request so long as the complete package of information for the request has been received by 10:30 a.m. Eastern Time. All requests for funding will be subject to Crestmark’s then standard fees for electronic funds transfer, wire transfers and check services.

B.            Borrower must instruct all Account Debtors to remit all collateral proceeds to the Lockbox Bank. At Crestmark’s request, all documents related to the accounts must be marked by Borrower to show assignment to Crestmark and the Borrower must notify each Account Debtor by mail, in accordance with a form approved by Crestmark that the account has been assigned to Crestmark and that all payments on the account whether made by mail or electronically or otherwise must be made payable to the Borrower at the address provided in the letter, which is the Lockbox Account. The address for payments will be the Lockbox Bank specified in the Schedule. All expenses for notification of each Account Debtor will be paid by the Borrower. All expenses plus any applicable administration fees of the Lockbox will be paid by Borrower. All accounts specifically submitted to Crestmark with Account Documents for which an Advance is made will be known as Crestmark Accounts (the “Crestmark Accounts”). Crestmark may at any time and from time to time, and at its sole discretion, notify any Account Debtor of Borrower or any third party payer to make payments directly to Crestmark. ”

a. Section 8 is deleted and the following is substituted in its place:

“8.           MINIMUM BALANCE. Borrower agrees that it will maintain a minimum Loan balance in the amount shown on the Schedule for the period shown and Borrower understands that the Interest Rate and the Maintenance Fee will be calculated on the greater of the Minimum Loan Balance or the Actual Loan Balance.”

b.     Section 13. is amended by the addition of subsection J. to provide as follows:

“J.     That all Accounts assigned to Crestmark are bonafide accounts arising from the sale of inventory or providing services, and are not subject to offset or counterclaim and are free and clear of all encumbrances of any kind whatsoever.”

c.     Section 15.G. is deleted in its entirety and the following is substituted in its place:

“G.           Suffer or permit any judgment, lien, tax lien, decree or order not fully covered by insurance or cash reserve maintained by Crestmark to be entered against the Borrower or a Guarantor, or permit or suffer any warrant or attachment to be filed against Borrower, any Guarantor, or against any property or asset of Borrower or Guarantor.

d. By the addition of Section 25 to provide as follows:

“25.         INDEMNIFICATION: Borrower hereby indemnifies and holds Crestmark and its executive committees, parent, affiliates, subsidiaries, agents, directors, officers, participants, employees, agents, and their successors and assigns (collectively the “Indemnified Parties”) harmless against any damages or claims arising from Crestmark collecting or attempting to collect any Accounts and from any and all costs, claims, expenses, actions and liabilities, including fees of attorneys and other professionals and experts, costs of suit and interest, arising out of any failure by Borrower or Borrower's documentation to comply with all applicable laws, rules and regulations.

Should any excise, sales, documentary stamp, intangible, service or other tax be imposed by state, federal or local authorities with respect to any of the transactions hereunder in such form that Crestmark is required to withhold, collect or pay such taxes, Borrower agrees to disclose such requirement to Crestmark and to indemnify the Indemnified Parties with respect to such payments, and Crestmark shall be entitled to charge and collect such payments from Borrower's account. In addition, Borrower agrees that if any taxing authority, at any time hereafter, including after the termination of this Agreement, takes the position that stamp or other taxes are applicable to this Agreement, or any renewals or extensions thereof, or Crestmark make such determination, Crestmark will pay all such taxes, and any interest and penalties or other liabilities in connection therewith, and will collect such amounts from the Borrower. Crestmark expressly disclaims any obligation to Borrower with respect to state, local or Federal income taxation and the preparation of income tax reports or returns, except as agreed to between the parties herein. It is agreed that Crestmark shall not in any way be considered a “responsible party” in connection with the payment of any taxes on behalf of Borrower.

Borrower hereby indemnifies and holds Indemnified Parties harmless from any and all liability, claims and damages, including fees of attorneys (including in-house counsel for the Indemnified Parties) and other professionals and experts, costs of suit and interest which any of the Indemnified Parties may incur as a result of the failure of Borrower to pay any taxes due and payable to any taxing authority. Borrower does further agree to immediately notify Crestmark of any failure to pay federal, state or local taxes due in connection with any of its business enterprises. Borrower further agrees to provide to Crestmark true and accurate copies of any tax liens or warning notices received by Borrower in connection with its business enterprises whether related to this Agreement or not.

Borrower hereby indemnifies and holds Indemnified Parties harmless from any and all liability, claims and damages, including fees of attorneys (including in-house counsel for Crestmark) and other professionals and experts, costs of suit and interest which any Indemnified Party may incur as a result of Crestmark, or any of its agents, including any Indemnified Parties, initiating ACH Transfers from or to any deposit account maintained by the Borrower.

Borrower hereby releases, discharges and holds harmless Indemnified Parties from all liabilities, actions, suits, causes of action, costs, expenses, fines, penalties, claims, judgments and demands whatsoever which the Borrower or any other person or entity had or may have now or in the future against one or more of them under or arising out of this Agreement between Borrower and Crestmark, or any acts or omissions in connection herewith; provided, however, that nothing herein shall preclude the enforcement by Borrower and Crestmark of all rights and benefits conferred in this Agreement.

Borrower does hereby warrant that there has been no mortgage or loan broker involved in connection with the transaction contemplated by this Agreement, and Borrower agrees to indemnify and hold harmless the Indemnified Parties from any and all liability, claims and damages, including fees of attorneys (including in-house counsel for Crestmark) and other professionals and experts, costs of suit and interest which Crestmark may incur as a result of any claim of compensation payable to any mortgage or loan broker in connection with the transaction contemplated by this Agreement.

Borrower hereby indemnifies and holds Indemnified Parties harmless from any and all liability, claims and damages, including fees of attorneys (including in-house counsel for Crestmark) and other professionals and experts, costs of suit and interest which Crestmark may incur as a result of the failure of Borrower to comply with any environmental laws.

The indemnifications set forth herein shall survive the termination of this Agreement.”

h.   By the addition of Section 26 to provide as follows:

26.           TERM This Agreement shall continue in full force and effect until demand, but if not sooner demanded then for three (3) years from the date hereof (the “Term”), and shall be automatically renewed for consecutive two (2) year terms unless terminated by written notice of either party sixty (60) days prior to the end of the initial Term or any renewal Term. In the event of termination by Borrower of this Agreement or repayment in full of the Indebtedness prior to the expiration of the Term or any renewal Term, Borrower shall pay to Crestmark, as an early termination fee: (i) an amount equal to three percent (3%) of the Maximum Facility if such repayment is during the initial year of the Term or renewal Term; two percent (2%) of the Maximum Facility if such repayment is during the second year of the Term or renewal Term; and one percent (1%) of the Maximum Facility if such repayment is during the final year of the Term; plus, in any event, any unpaid Loan Fees due under the remaining Term of the Agreement (the “Early Termination Fee”) . In the event that payment of the Indebtedness shall be accelerated for any reason whatsoever by Crestmark, the Early Termination Fee in effect as of the date of such acceleration shall be paid and such Early Termination Fee shall also be added to the outstanding balance of the Indebtedness in determining the debt for the purposes of any judgment of foreclosure of any loan documents given to secure the Indebtedness.

After termination Borrower shall continue to be liable to Crestmark for the full and prompt performance and payment of the full amount of all Indebtedness to Crestmark which for any reason remain, or otherwise are, then outstanding and unpaid, whether disputed or undisputed. Crestmark will continue to have a security interest in the Collateral of Borrower until any and all Indebtedness are paid in full. When Crestmark has received payment and performance in full of all Indebtedness and an acknowledgment from Borrower that it is no longer entitled to request any advances from Crestmark under this Agreement, Crestmark shall execute a termination of all security interests given by Borrower to Crestmark, upon the execution and delivery of general releases by Borrower, any guarantor or surety of Borrower's Indebtedness to Crestmark.”

GENERAL EMPLOYMENT ENTERPRISES, INC.

By:	/s/ Ronald E. Heineman

Its:	CEO

TRIAD PERSONNEL SERVICES, INC.

By:	/s / Ronald E. Heineman

Its:	CEO

CRESTMARK BANK

By:	/s/ Gayle S. Finger

Its:	First Vice President

/s/Ronald E. Heineman
Ronald E. Heineman, individually

/s/ Stephen B. Pence
Stephen B. Pence, individually